UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

ASHFORD HOSPITALITY PRIME, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Lyle Weisman

14001 Ventura Boulevard

Sherman Oaks, California 91423

818-930-0230

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 044102101

1.	Names of Reporting Persons Weisman Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,518,419
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,395,563
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,518,419
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.333% (1)(2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP NUMBER: 044102101

1.	Names of Reporting Persons Weisman Capital Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 318,019
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,019
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.12% (1)(2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons Lyle Weisman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,518,419
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,395,563
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,518,419 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.333% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons Daniel Weisman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,518,419
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,395,563
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,518,419 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.333% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons Joseph Malka
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,518,419
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,395,563
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,518,419 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.333% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons AHP Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 154,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.54% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons Joel Aaronson (3)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 91,743
	8.	Shared Voting Power
	9.	Sole Dispositive Power 91,743
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,743
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.322% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 28,471,775 shares of Issuer’s common stock reported to be outstanding as of March 11, 2016, reporting persons may be deemed to have beneficial ownership of approximately 5.66% of the outstanding shares of Issuer's common stock.
(2)	Includes beneficial ownership as a managing member of Weisman Group.
(3)	Includes shares beneficially owned (i) by Mr. Aaronson individually, (ii) by his SEP IRA, and(iii) by a trust of which he is sole trustee.

Items 4, 5 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Shares”) of Ashford Hospitality Prime, Inc., a Maryland corporation (“AHP”) previously filed by the Weisman Group (who collectively are referred to as the “Reporting Persons”), are hereby amended as follows:

Item 4. Purpose of Transaction

On June 7, 2016 the Weisman Group on behalf of the Reporting Persons sent a letter to Monty J. Bennett, chief executive officer of AHP, which outlined a non-binding proposal to acquire the assets of AHP (the "Acquisition") for a total consideration of $1.48 billion (including refinancing of all existing AHP debt). On June 27, 2016 AHP delivered its letter to the Weisman Group in response to the Weisman Group Proposal (the “AHP Letter”). A copy of the AHP Letter is attached as an exhibit to the Form 8-K filed by AHP on June 27, 2016. On June 30, 2016, as requested by AHP, the Weisman Group delivered a letter affirming its intent to move forward. On July 8, 2016 AHP and AINC delivered drafts of non-disclosure agreements (NDAs) to the Weisman Group through AHP’s financial advisor, Deutsche Bank. On July 14, 2016, Weisman Group and Deutsche Bank further discussed the draft NDAs by phone. On July 21, 2016, in a letter to Monty J. Bennett, chief executive officer of AHP and of AINC, and as requested by Deutsche Bank, Weisman Group reaffirmed a revised an offer to acquire AHP for $1.54 billion and identified provisions in the NDAs that, in Weisman Group’s opinion, needed revision. Weisman Group further suggested negotiating and signing an Acquisition Agreement, as an alternative, prior to signing binding NDAs.

The Weisman Group letters of June 7, 2016, of June 30, 2016 and of July 21, 2016 are intended to be non-binding expressions of the basic terms upon which Weisman Group proposes to continue discussions with AHP regarding the Acquisition. Any binding agreement with respect to the Acquisition will be subject to, among other things, Weisman Group’s completion of its due diligence investigation of AHP, as well as the negotiation of a definitive agreement setting forth the terms and conditions of the Acquisition. Nothing contained in these letters obligates either the Weisman Group or AHP to continue discussions if commenced or otherwise to complete the Acquisition. The foregoing description is a summary of the July 21, 2016 is letter qualified in its entirety by reference thereto as set forth on Exhibit 1 to this Report, which is incorporated into Item 4 by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. As of July 1, 2016 the Reporting Persons as a group owned approximately 5.66% of the issued and outstanding shares of the Company based on 28,471,775 shares reported to be outstanding as of March 11, 2016.

(a)(i) Weisman Group by its voting rights may be deemed the beneficial owner of an aggregate of 1,518,419 shares of the Issuer, or approximately 5.333%, of the total outstanding Shares.

(ii) Weisman Capital Group, a member of the Weisman Group, is the beneficial owner of an aggregate of 318,019 shares of the Issuer, or approximately 1.12%, of the total outstanding Shares.

(iii) Lyle Weisman, as a manager of Weisman Group and as a manager of Weisman Capital Group, may be deemed jointly to be the beneficial owner of an aggregate of 1,518,419 shares of the Issuer, or approximately 5.333%, of the total outstanding Shares.

(iv) Daniel Weisman as a manager of Weisman Group, may be deemed jointly to be the beneficial owner of an aggregate of 1,518,419 shares of the Issuer, or approximately 5.333%, of the total outstanding Shares.

(v) Joseph Malka as a manager of Weisman Group, may be deemed jointly to be the beneficial owner of an aggregate of 1,518,419 shares of the Issuer, or approximately 5.333%, of the total outstanding Shares.

(vi) AHP Holding is a member of the Weisman Group and may be deemed to be the beneficial owner of an aggregate of 154,000 shares of the Issuer, or 0.54%, of the total outstanding Shares.

(vii) Joel Aaronson is the beneficial owner of an aggregate of 91,743, or 0.322%, of the total outstanding Shares.

(b) Weisman Group has power to vote of 1,518,419 Shares inclusive of 318,019 shares beneficial owned by members of Weisman Capital Group. Each of Lyle Weisman, Daniel Weisman, and Joseph Malka, as managing members, has shared voting and dispositive power over shares beneficially owned by Weisman Group. AHP Holdings has assigned its voting and retains shared dispositive power over its 154,000 Shares. Joel Aaronson has sole voting and sole dispositive power over his 91,743 Shares.

(c) – (e) Not applicable.

Item 7. Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 1	Letter from the Weisman Group LLC to Monty J. Bennett, Chief Executive Officer of AHP dated July 21, 2016

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: July 21, 2016	/s/ Lyle Weisman
Lyle Weisman Individually, as Manager of Weisman Group LLC, as Manager of Weisman Capital Group LLC

/s/ Daniel Weisman
Daniel Weisman

/s/ Joseph Malka
Joseph Malka

AHP Holdings LLC

By:	/s/ Michael Kest[1]
Michael Kest

/s/ Joel Aaronson[1]
Joel Aaronson

i By power of attorney pursuant to Joint Filing Agreement filed with Schedule 13D.

/s/ Lyle Weisman
Lyle Weisman, Attorney in Fact

 WEISMAN GROUP, LLC

14001 Ventura Boulevard

Sherman Oaks, CA 91423

July 21, 2016

Ashford Hospitality Prime, Inc.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

Attention:	Monty J. Bennett
Chief Executive Officer and Chairman of the Board of Directors

Re: Proposal to Acquire Ashford Hospitality Prime, Inc.

Dear Mr. Bennett:

Late afternoon, on Friday July 8, 2016 we received nearly identical NDAs from both Ashford Inc. and Ashford Hospitality Prime, through AHP’s financial advisor Deutsche Bank. We are pleased to accept the offer proffered in that email to “participate in discussions with AINC”.

Also, on July 14, 2016, we spoke with the Deutsche Bank team by phone. On the call representing AHP were Drew Goldman, Arthur Goldfrank as well as others on the Deutsche Bank team. In that call, we took the opportunity to materially improve our offer. To summarize:

With recent share buybacks in mind -announced on July 5, 2016- and after further review of recent changes to assets, we increase our offer to $1,540,000,000, which is approximately $23.65 per share gross and $20.58 per share net after allocating $70,000,000 for the Advisory Agreement termination fee, which we acknowledge is subject to negotiations and has been presented here to provide a direct comparison for the purposes of this letter.

With regards to the NDAs, we were invited on that call to make changes that we needed, and below is a list of generalized concerns, with the forwarded NDAs attached as Exhibit A, plus our redline version of the NDAs, which is still not 100% acceptable to us just yet, attached as Exhibit B, for easy reference. We want to be mindful of AHP’s need to protect valid corporate interests, but need to still adjust provisions that we believe are unduly restrictive, unduly vague or which may prove onerous, and we look forward to an updated and mutually acceptable version of the NDAs. Alternatively, the original NDA we sent with our initial offer is still acceptable to us.

Fortunately, even if we can’t come to mutually acceptable terms regarding the NDAs at this time, there is another potential avenue available that will allow us to move forward on the transaction. This path involves signing a definitive Acquisition Agreement first, with all the customary provisions including a substantial deposit, “go-shop” period and “break-up fee”, to be subsequently followed by NDAs.

Ashford Hospitality Prime, Inc.

July 21, 2016

Regarding the forwarded NDAs, as shareholders, we were concerned that some of the provisions, as written, open the door to actions whose results are not in the best interests of all shareholders. Such provisions, as currently worded, include but are not limited to, AHP and AINC individually being able to:

•	Restrict us from being able to add on equity partners who may bring strategic advantages that could result in a higher price paid.

•	Reject our offer for “no reason” at all.

•	Restrict our access to Evaluation Material necessary to obtain financing.

•	Deny us the opportunity to bid against another prospective buyer.

•	Deny us the opportunity to present revised offers if our initial offer is rejected.

•	Deny us the ability to communicate directly with the officers of the two companies or their Independent Board members, at AHP and AINC, which we find antithetical to resolving the termination fee to the benefit of all shareholders and further not with the spirit of your letter to us dated June 27, where you stated, “We invite you to participate alongside us in discussions with Ashford Inc. regarding the termination fee.”

We should not let the NDAs become a stumbling block towards effecting a transaction to the benefit of all shareholders, and reiterate the suggested alternative path of negotiating and signing a definitive Acquisition Agreement as stated above. If we have a definitive Acquisition Agreement in place, we would be much more flexible regarding the NDAs, as the Acquisition Agreement would indicate that our good faith efforts to acquire the Company and the significant costs associated with that process would not be needlessly incurred due to an inability to agree on even the most general of terms.

We further reiterate that we can reliably expect nothing material to emerge during due diligence. The Company’s management is external, and the real estate holdings are relatively simple to evaluate, both from a valuation standpoint as well as a financing standpoint. As you know, property-level income and expenses were recently delineated in AHP’s financial reporting on a hotel-by-hotel basis. It is clear that none of the hotels have conditions that preclude the ability to obtain hotel-level financing, as hotel-level financing currently exists across every hotel asset, and furthermore, we believe that anything that would significantly impact the hotels’ valuations or otherwise impact the Company’s ability to obtain hotel-level financing, would need to have been publicly disclosed to all shareholders.

Separately, as shareholders of the Company, we obviously want to amicably resolve and negotiate the Advisory Agreement termination fee, but as buyers of the Company, the magnitude of the termination fee will not materially impact our decision to move forward on the transaction.

In other words, we are accommodating and flexible to any and all paths that will help ensure that our offer be accepted by the Company and presented to all shareholders of AHP for ratification, as long as those paths don’t unduly restrict our ability to participate in a transaction.

Ashford Hospitality Prime, Inc.

July 21, 2016

We look forward to working with you and your team.

Very truly yours,

Weisman Group, LLC

	By:	/s/ Lyle Weisman

cc: Hertz Investment Group

cc: Deutsche Bank

EXHIBIT A

AINC NDA

Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254
July [•], 2016

Weisman Group, LLC
14001 Ventura Boulevard
Sherman Oaks, California 91423
Attention: Lyle Weisman

[Hertz Investment Group]
Attention: Judah Hertz

Re	Confidentiality and Non-Disclosure Agreement (this “Agreement”)

Gentlemen:

In connection with the consideration by each party (as defined below) hereto of a possible negotiated transaction with the other party hereto (the “Transaction”), each party is prepared to make available to the other party certain information concerning its company, business, financial condition, operations, assets, liabilities and affairs. Each party acknowledges that such information may include nonpublic information, trade secrets or other business information of a party (the “Disclosing Party”), the disclosure of which by the other party (the “Receiving Party”) could harm the Disclosing Party. For avoidance of doubt, (i) references to “you,” “your” and the “Weisman Group” in this Agreement refer to Weisman Group, LLC, [Hertz Investment Group]1 and their respective subsidiaries and affiliates, collectively, and (ii) references to the “Company” are to Ashford Inc. Weisman Group and the Company are hereinafter sometimes referred to each individually as a “party” and together as the “parties.” In consideration for, and as a condition of such information being furnished by each Disclosing Party to the Receiving Party hereunder, each Receiving Party and its Representatives (as defined below) agrees to treat any information concerning the Disclosing Party that is or has been furnished to the Receiving Party or to the Receiving Party’s Representatives (regardless of the manner or form in which it is furnished, including without limitation all written, oral and electronic communications), together with any notes, analyses, compilations, studies, interpretations, documents or records containing, referring, relating to, based upon or derived from such information, in whole or in part (collectively, the “Evaluation Material”) as confidential and in accordance with the provisions of this Agreement, and to take or abstain from taking certain other actions hereinafter set forth. For purposes of this agreement, the term “Representatives” shall mean, collectively, (a) with respect to the Weisman Group, its directors, officers, employees, financing sources, agents, financial advisors, attorneys, accountants, consultants and any representatives of the foregoing and (b) with respect to the Company, its directors, officers, employees, financial advisors, attorneys, accountants and consultants.

1 Confirm full legal name of Hertz Investment Group.

The term “Evaluation Material” does not include information that (i)  is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party or its Representatives, (ii) the Receiving Party can show through written records was within the Receiving Party’s possession prior to its being furnished to it or is independently developed by the Receiving Party or its Representatives without violation of this Agreement, or (iii) becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party or any of its Representatives; provided, that in the case of (ii) and (iii) above, the source of such information was not known by the Receiving Party to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party or any other party with respect to such information.

Each of us (in our capacity as a Receiving Party) hereby agrees that we and our respective Representatives will (a) use the Evaluation Material of the Disclosing Party solely for the purpose of evaluating the Transaction and not for any other purpose, (b) keep the Evaluation Material of the Disclosing Party confidential and (c) not disclose any of the Evaluation Material of the Disclosing Party in any manner and to any party whatsoever without the prior written consent of the Disclosing Party; provided, however, that you or we (in our capacities as Receiving Parties) may disclose any of such information of the Disclosing Party to our respective Representatives (i) who need to know such information for the sole purpose of evaluating the Transaction, (ii) who are informed of the confidential nature of such information and (iii) who are provided with a copy of this Agreement and agree to comply with its terms to the same extent as if they were parties hereto. Each of us will be responsible for any noncompliance with the terms of this Agreement by any of our own respective Representatives (regardless of the fact that such Representatives are not signatories hereto) and each of us agrees to take all reasonable measures (including, but not limited to, court proceedings) to restrain our respective Representatives from disclosure or improper use of the Evaluation Material of the other party. In addition, you agree that, except with the express prior written consent of the Company, you will, and will cause your Representatives to, keep confidential and not disclose in any manner or to any person whatsoever (including, without limitation, by issuing a press release, making a public filing or otherwise making any statement to any person or assisting or encouraging any person with respect to any such issuance or statement) (v) the existence, terms or conditions of this Agreement, (w) that the Evaluation Material exists or has been made available to you, (x) the fact that discussions, investigations or negotiations may take place, are taking place or have taken place concerning the Transaction or any other transaction involving the Company (including your potential participation in a Transaction and the content of any discussions between us and you), (y) any of the terms, conditions or other facts relating to a Transaction or any other transaction involving the Company (including the status thereof) or (z) the fact that you may have an interest in any transaction involving the Company or have taken or may take action with respect to the Company.

In addition, you represent that neither you nor any of your affiliates nor any of your or their Representatives have entered into, directly or indirectly, any agreements, arrangements or understandings with any person with respect to a possible Transaction or that could otherwise affect such person’s decisions or actions with respect to a possible Transaction or that would violate the further provisions of this paragraph if entered into after the date hereof. You agree that, without the prior written consent of the Company, neither you nor any of your Representatives shall enter into, directly or indirectly, any agreements, arrangements or understandings (or any discussions or negotiations which would be reasonably expected to lead to an arrangement, agreement or understanding) with any other person (other than [Hertz Investment Group]) (i) regarding such person’s potential direct or indirect participation in a Transaction as a principal participant, equity co-investor or other source of equity financing for the Weisman Group (if the Weisman Group consummates the Transaction), or (ii) which would limit, restrict, restrain, or otherwise impair in any material manner the ability of a third party to provide debt financing to, or to arrange financing-related assistance for, other bidders participating in any process conducted by the Company and any of its Representatives in respect of the Transaction. The term “person” as used in this Agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

For so long as discussions regarding a Transaction are continuing between us, you also agree that neither you nor your Representatives will initiate or maintain contact with the Company or its Representatives regarding the business, operations, prospects or finances of the Company, except with the express prior written permission of the Company. The Company will arrange for appropriate contacts for due diligence purposes, to the extent the Company determines to continue discussions with you. You and your Representatives will submit all: (i) communications regarding a Transaction; (ii) requests for information; (iii) requests for facility tours or management meetings; (iv) questions regarding procedures and (v) contacts or inquiries regarding the Company only to persons specifically designated by the Company for that purpose.

You also agree that for a period of twelve months after the date hereof, you will not solicit for employment or directly or indirectly hire or employ any officer or employee of the Company or any of its affiliates; provided, however, the foregoing provisions will not prevent you from employing any such person who contacts you in response to general advertisements in periodicals including newspapers and trade publications not specifically directed at any officer or employee of the Company or any of its affiliates.

In the event that either of us or our respective Representatives (in our capacity as a Receiving Party) are requested or required by applicable law, regulation, stock exchange rule or regulation, subpoena or other legal proceedings or process (including, without limitation, any deposition, interrogatory or civil or regulatory action or inquiry) to disclose any of the Evaluation Material of a Disclosing Party, the party being required to disclose such information will promptly notify the applicable Disclosing Party in writing so that such Disclosing Party may seek a protective order or other appropriate remedy, and shall use all commercially reasonable efforts to assist the Disclosing Party in obtaining such protective order or other appropriate remedy. If a Receiving Party or any of its Representatives are, in the reasonable opinion of such Receiving Party’s counsel, legally required to disclose such Evaluation Material, the Receiving Party or its Representatives may, without liability hereunder, disclose that portion of the Evaluation Material which its counsel advises is legally required to be disclosed; provided that the Receiving Party exercises commercially reasonable efforts to preserve the confidentiality of such Evaluation Material. In no event will any party hereto, or any of its Representatives, oppose action by the other party to obtain a protective order or other relief to prevent the disclosure of the Evaluation Material of the other party or to obtain reliable assurance that confidential treatment will be afforded the Evaluation Material of the other party.

If you determine not to continue discussions regarding a Transaction, you will promptly notify Mr. Monty J. Bennett, the Chief Executive Officer of the Company, of that decision. In that case, or at any time upon the request of the Company for any reason, you will either (i) promptly destroy all copies of the Evaluation Material of or relating to the Company in your or your Representative’s possession or (ii) promptly deliver to the Company at your own expense all remaining copies of any such Evaluation Material in your and your Representative’s possession. At any time upon your request for any reason, the Company will either (a) promptly destroy all copies of the Evaluation Material of or relating to Weisman Group in the possession of the Company or its Representatives or (b) promptly deliver to Weisman Group at the Company’s own expense all remaining copies of any such Evaluation Material in the possession of the Company or its Representatives. In addition, each of us agrees promptly to certify to the other that each of us has complied with the obligations required of us under this paragraph. Notwithstanding the return or destruction of such Evaluation Material, each of us and our Representatives will continue to be bound by our respective obligations hereunder.

Each of us understands and acknowledges that neither of us nor any of our Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any Evaluation Material disclosed to the other party. Each of us agrees that neither of us nor any of our Representatives shall have any liability to the other party or its Representatives relating to or resulting from the use of the Evaluation Material of the other party or any errors therein or omissions therefrom. Only those representations or warranties that may be made in the final, definitive documentation (the “Final Transaction Documents”) regarding the Transaction, when, as and if executed and delivered by the parties, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

Each party understands and agrees that no contract or agreement providing for any transaction between them shall be deemed to exist between them unless and until the Final Transaction Documents have been executed and delivered. Each party also agrees that unless and until the Final Transaction Documents have been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to such Transaction by virtue of this Agreement. In addition, you acknowledge that the execution and delivery of this Agreement does not in any way signify that the Company is for sale or that any decision has been made to sell the Company, all of which is expressly disclaimed.

The Company reserves the right at any time, in its sole discretion, for any reason or no reason, to reject any and all proposals that may be made by you or any of your Representatives, to terminate discussions and negotiations with you, and to refuse to provide any further access to any Evaluation Materials, all without any liability or continuing obligations to you or any of your Representatives. The Company further reserves the right at any time, in its sole discretion, for any reason or no reason, to conduct, directly or through any of its Representatives, any process for any transaction involving the Company, if and as they in their sole discretion shall determine (including, without limitation, negotiating with any other interested parties and entering into a definitive agreement without prior notice to you or any other person), all without any liability or continuing obligations to you or any of your Representatives. You reserve the right at any time, in your sole discretion, for any reason or no reason, to reject any and all proposals that may be made by the Company or any of its Representatives, to terminate discussions and negotiations with the Company or any of its Representatives, and to refuse to provide any further access to any Evaluation Materials, all without any liability or continuing obligations to the Company or any of its Representatives.

For a period of two years after the date of this Agreement, with respect to the Company, unless (i) you shall have been specifically invited in writing by the Company, (ii) the Company has publicly announced that it, or a significant portion of its business or operations, is for sale, or (iii) a tender offer or exchange offer is commenced by a third person or “group” (for purposes of this Agreement, “group” shall have the meaning set forth in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (which does not involve any noncompliance by the Weisman Group of any provisions of this paragraph) which, if consummated, would make such person or group the Beneficial Owner (as defined below) of a majority of the total combined voting power entitled to vote in the election of directors of the Company and the Company’s board of directors either accepts such offer or fails to recommend that its stockholders reject such offer within ten business days of the commencement of the offer, neither the Weisman Group nor any of its Representatives will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any third person), or announce any intention to effect or cause or participate in or in any way assist or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition, directly or indirectly, of ownership (including Beneficial Ownership) of any securities (including any derivative interest therein) or assets of the Company or any of its affiliates; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its affiliates; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its affiliates; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission or under applicable state law) or consents to vote, or seek to advise or influence any person with respect to the voting of, any securities of the Company or any of its affiliates; (b) form, join or in any way participate in a group in connection with any of the foregoing or seek to advise or influence any person with respect to the voting of any securities of the Company or otherwise act in concert with any person in respect of any such securities; (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company or any of its affiliates; (d) take any action which might force the Company or any of its affiliates to make a public announcement regarding any of the foregoing types of matters; (e) disclose any intention, plan or arrangement inconsistent with the foregoing or enter into any discussions or arrangements with any third party with respect to any of the foregoing; or (f) advise, assist or encourage any other persons in connection with any of the foregoing. For purposes of this Agreement, “Beneficially Owned” or “Beneficial Ownership” with respect to any subject security means having “beneficial ownership” of such subject security, as determined in accordance with Rule 13d-3 under the Exchange Act (but disregarding the phrase “within sixty days” in paragraph (d)(1)(i) thereof), including, without limitation, pursuant to any contract, arrangement or understanding (whether or not in writing), any relationship or otherwise. Without duplicative counting of the same securities by the same person, securities Beneficially Owned by a person shall include all securities Beneficially Owned, directly or indirectly, by such person, any of such person’s affiliates and any other person with which or whom such person or such person’s affiliates would constitute a group. A “Beneficial Owner” of a security is a person who has Beneficial Ownership of such security.

Each of us acknowledges to the other that money damages would not be a sufficient remedy for any breach of this Agreement by either of us or any of our Representatives and each of us consents to a court of competent jurisdiction entering an order finding that the non-breaching party has been irreparably harmed as a result of any such breach and to the granting of injunctive relief without any requirement to post a bond or proof of actual damages as a remedy for any such breach. Each of us further agrees not to raise as a defense or objection to the request or granting of such relief that any breach of this Agreement is or would be compensable by an award of money damages. Such remedies shall not be deemed to be the exclusive remedies for a breach by either of us of this Agreement but shall be in addition to all other remedies available at law or equity to either of us. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines in a final order that either of us or any of our Representatives have breached this Agreement, the breaching party will reimburse a non-breaching party for the reasonable legal fees and expenses incurred by the non-breaching party in connection with enforcing its own rights hereunder, including any appeal therefrom.

No provision in this Agreement can be waived or amended except by the mutual written consent of the Company and of Weisman Group, which consent shall explicitly make such waiver or amendment. Any attempted waiver or modification in violation of this provision shall be void.

No failure or delay by either of us in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

This Agreement and all disputes or controversies arising out of or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas, without reference to its conflicts of law principles.

Each of us hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the United States District Court for the Northern District of Texas for any actions, suits or proceedings arising out of or relating to this Agreement or, if any such action, suit or proceeding cannot be brought in such court for jurisdictional reasons, of any other state or federal court within the State of Texas, and agrees (i) not to commence any action, suit or proceeding relating thereto except in such courts, (ii) to waive any defenses as to personal jurisdiction of such courts and (iii) that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any such action, suit or proceeding brought in any such court, provided, that nothing herein shall affect the right to effect service of process in any other manner permitted by law. Each of us hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in the United States District Court for the Northern District of Texas or, if any such action, suit or proceeding cannot be brought in such court for jurisdictional reasons, of any other state or federal court within the State of Texas, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

You hereby acknowledge that you are aware, and that you will advise your Representatives who are informed as to the matters which are the subject of this Agreement, that the United States securities laws prohibit any person who has received from an issuer material, non-public information concerning the matters which are the subject of this Agreement from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

The provisions of this Agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

This Agreement may be executed by original, PDF or facsimile signature and in any number of counterparts. Each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.

This Agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by either party without the express written consent of the other party; provided, however, that the Company may assign or otherwise transfer the Company’s rights hereunder to any legal successor to or acquirer of the Company without your consent.

[signature page follows]

Please confirm your agreement with the foregoing by signing and returning one copy of this Agreement to the undersigned, whereupon this Agreement shall become a binding agreement between the parties.

Very truly yours,

ASHFORD INC.

By:
	Name:	Monty J. Bennett
	Title:	Chief Executive Officer

Accepted and agreed as of the
  date first written above:

WEISMAN GROUP, LLC
(on behalf of itself and its applicable Representatives)

By:
	Name:	Lyle Weisman
	Title:	Manager

[HERTZ INVESTMENT GROUP]
(on behalf of itself and its applicable Representatives)

By:
Name:
Title:

~~CW&T Comments 7-5-16~~

~~Attorney Work Product~~

~~Privileged and Confidential~~

EXHIBIT B

AHP NDA

Weisman Group Redline

Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254
July [•], 2016

Weisman Group, LLC
14001 Ventura Boulevard
Sherman Oaks, California 91423
Attention: Lyle Weisman

~~[~~Hertz Investment Group, LLC~~]~~

1522 2nd Street

Santa Monica, California 90401
Attention: Judah Hertz

Re:	Confidentiality and Non-Disclosure Agreement (this “Agreement”)

Gentlemen:

In connection with the consideration by each party (as defined below) hereto of a possible negotiated transaction with the other party hereto (the “Transaction”), each party is prepared to make available to the other party certain information concerning its company, business, financial condition, operations, assets, liabilities and affairs. Each party acknowledges that such information may include nonpublic information, trade secrets or other business information of a party (the “Disclosing Party”), the disclosure of which by the other party (the “Receiving Party”) could harm the Disclosing Party. For avoidance of doubt, (i) references to “you,” “your” and the “Weisman Group” in this Agreement refer to Weisman Group, LLC, ~~[~~Hertz Investment Group,~~]1~~ LLC and their respective subsidiaries and affiliates, collectively, and (ii) references to the “Company” are to Ashford Hospitality Prime, Inc. Weisman Group and the Company are hereinafter sometimes referred to each individually as a “party” and together as the “parties.” In consideration for, and as a condition of such information being furnished by each Disclosing Party to the Receiving Party hereunder, each Receiving Party and its Representatives (as defined below) agrees to treat any information concerning the Disclosing Party that is or has been furnished to the Receiving Party or to the Receiving Party’s Representatives (regardless of the manner or form in which it is furnished, including without limitation all written, oral and electronic communications), together with any notes, analyses, compilations, studies, interpretations, documents or records containing, referring, relating to, based upon or derived from such information, in whole or in part (collectively, the “Evaluation Material”) as confidential and in accordance with the provisions of this Agreement, and to take or abstain from taking certain other actions hereinafter set forth. For purposes of this agreement, the term “Representatives” shall mean, collectively, (a) with respect to the Weisman Group, its directors, officers, employees, financing sources, agents, financial advisors, attorneys, accountants, consultants and any representatives of the foregoing and (b) with respect to the Company, its directors, officers, employees, financial advisors, attorneys, accountants and consultants.

~~1 Confirm full legal name of Hertz Investment Group.~~

The term “Evaluation Material” does not include information that (i)  is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party or its Representatives, (ii) the Receiving Party can show through written records was within the Receiving Party’s possession prior to its being furnished to it or is independently developed by the Receiving Party or its Representatives without violation of this Agreement, or (iii) becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party or any of its Representatives; provided, that in the case of (ii) and (iii) above, the source of such information was not known by the Receiving Party to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party or any other party with respect to such information.

Each of us (in our capacity as a Receiving Party) hereby agrees that we and our respective Representatives will (a) use the Evaluation Material of the Disclosing Party solely for the purpose of evaluating the Transaction and not for any other purpose, (b) keep the Evaluation Material of the Disclosing Party confidential and (c) not disclose any of the Evaluation Material of the Disclosing Party in any manner and to any party whatsoever without the prior written consent of the Disclosing Party; provided, however, that you or we (in our capacities as Receiving Parties) may disclose any of such information of the Disclosing Party to our respective Representatives (i) who need to know such information for the sole purpose of evaluating the Transaction, (ii) who are informed of the confidential nature of such information and (iii) who are provided with a copy of this Agreement and agree to comply with its terms to the same extent as if they were parties hereto. Each of us will be responsible for any material noncompliance with the terms of this Agreement by any of our own respective Representatives (regardless of the fact that such Representatives are not signatories hereto) and each of us agrees to take all reasonable measures (including, but not limited to, court proceedings) to restrain our respective Representatives from disclosure or improper use of the Evaluation Material of the other party. ~~In addition, you agree that, except with the express prior written consent of the Company, you will, and will cause your Representatives to, keep confidential and not disclose in any manner or to any person whatsoever (including, without limitation, by issuing a press release, making a public filing or otherwise making any statement to any person or assisting or encouraging any person with respect to any such issuance or statement) (v) the existence, terms or conditions of this Agreement, (w) that the Evaluation Material exists or has been made available to you, (x) the fact that discussions, investigations or negotiations may take place, are taking place or have taken place concerning the Transaction or any other transaction involving the Company (including your potential participation in a Transaction and the content of any discussions between us and you), (y) any of the terms, conditions or other facts relating to a Transaction or any other transaction involving the Company (including the status thereof) or (z) the fact that you may have an interest in any transaction involving the Company or have taken or may take action with respect to the Company.~~

 2

~~In addition, you represent that neither you nor any of your affiliates nor any of your or their Representatives have entered into, directly or indirectly, any agreements, arrangements or understandings with any person with respect to a possible Transaction or that could otherwise affect such person’s decisions or actions with respect to a possible Transaction or that would violate the further provisions of this paragraph if entered into after the date hereof. Youpaid or is then payable to its lender for due diligence expense undertaken by the lender in support of securing financing for a Transaction.~~ you ~~agree that, without the prior written consent of the Company, neither you nor any of your Representatives shall enter into, directly or indirectly, any agreements, arrangements or understandings (or any discussions or negotiations which would be reasonably expected to lead to an arrangement, agreement or understanding) with any other person (other than [Hertz Investment Group]) LLC) (i) regarding such person’s potential direct or indirect participation in a Transaction as a principal participant, equity co-investor or other source of equity financing for the Weisman Group (if the Weisman Group consummates the Transaction), or (ii) which would limit, restrict, restrain, or otherwise impair in any material manner the ability of a third party to provide debt financing to, or to arrange financing-related assistance for, other bidders participating in any process conducted by the Company and any of its Representatives in respect of the Transaction.~~ The term “person” as used in this Agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

~~For so long as discussions regarding a Transaction are continuing between us, you also agree that neither you nor your Representatives will initiate or maintain contact with the Company or its Representatives regarding the business, operations, prospects or finances of the Company, except with the express prior written permission of the Company.~~ The Company, promptly following execution of this letter by the Weisman Group, the Hertz Investment Group LLC and the Company, will arrange for appropriate contacts for due diligence purposes, to the extent the Company determines to continue discussions with you. ~~You and your Representatives will submit all: (i) communications regarding a Transaction; (ii) requests for information; (iii) requests for facility tours or management meetings; (iv) questions regarding procedures and (v) contacts or inquiries regarding the Company only to persons specifically designated by the Company for that purpose.~~

You also agree that for a period of twelve months after the date hereof, you will not solicit for employment or directly or indirectly hire or employ any officer or employee of the Company or any of its affiliates; provided, however, the foregoing provisions will not prevent you from employing any such person who contacts you in response to general advertisements in periodicals including newspapers and trade publications not specifically directed at any officer or employee of the Company or any of its affiliates.

In the event that either of us or our respective Representatives (in our capacity as a Receiving Party) are requested or required by applicable law, regulation, stock exchange rule or regulation, subpoena or other legal proceedings or process (including, without limitation, any deposition, interrogatory or civil or regulatory action or inquiry) to disclose any of the Evaluation Material of a Disclosing Party, the party being required to disclose such information will promptly notify the applicable Disclosing Party in writing so that such Disclosing Party may seek a protective order or other appropriate remedy, and shall use all commercially reasonable efforts to assist the Disclosing Party in obtaining such protective order or other appropriate remedy. If a Receiving Party or any of its Representatives are, in the reasonable opinion of such Receiving Party’s counsel, legally required to disclose such Evaluation Material, the Receiving Party or its Representatives may, without liability hereunder, disclose that portion of the Evaluation Material which its counsel advises is legally required to be disclosed; provided that the Receiving Party exercises commercially reasonable efforts to preserve the confidentiality of such Evaluation Material. In no event will any party hereto, or any of its Representatives, oppose action by the other party to obtain a protective order or other relief to prevent the disclosure of the Evaluation Material of the other party or to obtain reliable assurance that confidential treatment will be afforded the Evaluation Material of the other party.

 3

If you determine not to continue discussions regarding a Transaction, you will promptly notify Mr. Monty J. Bennett, the Chief Executive Officer of the Company, of that decision. In that case, or at any time upon the request of the Company for any reason, you will either (i) promptly destroy all copies of the Evaluation Material of or relating to the Company in your or your Representative’s possession or (ii) promptly deliver to the Company at your own expense all remaining copies of any such Evaluation Material in your and your Representative’s possession. At any time upon your request for any reason, the Company will either (a) promptly destroy all copies of the Evaluation Material of or relating to Weisman Group in the possession of the Company or its Representatives or (b) promptly deliver to Weisman Group at the Company’s own expense all remaining copies of any such Evaluation Material in the possession of the Company or its Representatives. In addition, each of us agrees promptly to certify to the other that each of us has complied with the obligations required of us under this paragraph. Notwithstanding the return or destruction of such Evaluation Material, each of us and our Representatives will continue to be bound by our respective obligations hereunder.

Each of us understands and acknowledges that neither of us nor any of our Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any Evaluation Material disclosed to the other party. Each of us agrees that neither of us nor any of our Representatives shall have any liability to the other party or its Representatives relating to or resulting from the use of the Evaluation Material of the other party or any errors therein or omissions therefrom. Only those representations or warranties that may be made in the final, definitive documentation (the “Final Transaction Documents”) regarding the Transaction, when, as and if executed and delivered by the parties, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

Each party understands and agrees that no contract or agreement providing for any transaction between them shall be deemed to exist between them unless and until the Final Transaction Documents have been executed and delivered. Each party also agrees that unless and until the Final Transaction Documents have been executed and delivered, neither party, other than as herein explicitly set forth, will be under any legal obligation of any kind whatsoever with respect to such Transaction by virtue of this Agreement. In addition, you acknowledge that the execution and delivery of this Agreement does not in any way signify that the Company is for sale or that any decision has been made to sell the Company, all of which is expressly disclaimed.

The Company reserves the right at any time, in its sole discretion, for any reason or no reason, to reject any and all proposals that may be made by you or any of your Representatives, to terminate discussions and negotiations with you, and to refuse to provide any further access to any Evaluation Materials, all without any liability or continuing obligations to you or any of your Representatives. The Company further reserves the right at any time, in its sole discretion, for any reason or no reason, to conduct, directly or through any of its Representatives, any process for any transaction involving the Company, if and as they in their sole discretion shall determine (including, without limitation, negotiating with any other interested parties and entering into a definitive agreement without prior notice to you or any other person), all without any liability or continuing obligations to you or any of your Representatives. You reserve the right at any time, in your sole discretion, for any reason or no reason, to reject any and all proposals that may be made by the Company or any of its Representatives, to terminate discussions and negotiations with the Company or any of its Representatives, and to refuse to provide any further access to any Evaluation Materials, all without any liability or continuing obligations to the Company or any of its Representatives, provided that in such event Weisman Group shall be reimbursed for any actual costs that Weisman Group has incurred and paid or is then payable to its lender for due diligence expense undertaken by the lender in support of securing financing for a Transaction.

 4

For a period of ~~two years~~eight months after the date of this Agreement or the date after which the Company has filed its annual report on Form 10-K for the fiscal year ended December 31, 2016, whichever is earlier, with respect to the Company, unless (i) you shall have been specifically invited in writing by the Company, (ii) the Company has publicly announced that a definitive agreement for the sale of the Company has been executed or that ~~it~~the Company, or a significant portion of its business or operations, is for sale , or (iii) a tender offer or exchange offer is commenced by a third person or “group” (for purposes of this Agreement, “group” shall have the meaning set forth in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (which does not involve any noncompliance by the Weisman Group of any provisions of this paragraph) which, if consummated, would make such person or group the Beneficial Owner (as defined below) of a majority of the total combined voting power entitled to vote in the election of directors of the Company and the Company’s board of directors either accepts such offer or fails to recommend that its stockholders reject such offer within ten business days of the commencement of the offer, neither the Weisman Group nor any of its Representatives will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any third person), or announce any intention to effect or cause or participate in or in any way assist or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition, directly or indirectly, of ownership (including Beneficial Ownership) of any securities (including any derivative interest therein) or assets of the Company (other than hotels or other interests in real property that the Company has or may have for sale as to which the restrictions in this Agreement shall not apply) or any of its affiliates; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its affiliates; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its affiliates; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission or under applicable state law) or consents to vote, or seek to advise or influence any person with respect to the voting of, any securities of the Company or any of its affiliates; (b) form, join or in any way participate in a group in connection with any of the foregoing or seek to advise or influence any person with respect to the voting of any securities of the Company or otherwise act in concert with any person in respect of any such securities; (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company or any of its affiliates; (d) take any action which might force the Company or any of its affiliates to make a public announcement regarding any of the foregoing types of matters; (e) disclose any intention, plan or arrangement inconsistent with the foregoing or enter into any discussions or arrangements with any third party with respect to any of the foregoing; or (f) advise, assist or encourage any other persons in connection with any of the foregoing. For purposes of this Agreement, “Beneficially Owned” or “Beneficial Ownership” with respect to any subject security means having “beneficial ownership” of such subject security, as determined in accordance with Rule 13d-3 under the Exchange Act (but disregarding the phrase “within sixty days” in paragraph (d)(1)(i) thereof), including, without limitation, pursuant to any contract, arrangement or understanding (whether or not in writing), any relationship or otherwise. Without duplicative counting of the same securities by the same person, securities Beneficially Owned by a person shall include all securities Beneficially Owned, directly or indirectly, by such person, any of such person’s affiliates and any other person with which or whom such person or such person’s affiliates would constitute a group. A “Beneficial Owner” of a security is a person who has Beneficial Ownership of such security.

 5

Each of us acknowledges to the other that money damages would not be a sufficient remedy for any breach of this Agreement by either of us or any of our Representatives and each of us consents to a court of competent jurisdiction entering an order finding that the non-breaching party has been irreparably harmed as a result of any such breach and to the granting of injunctive relief without any requirement to post a bond or proof of actual damages as a remedy for any such breach. Each of us further agrees not to raise as a defense or objection to the request or granting of such relief that any breach of this Agreement is or would be compensable by an award of money damages. Such remedies shall not be deemed to be the exclusive remedies for a breach by either of us of this Agreement but shall be in addition to all other remedies available at law or equity to either of us. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines in a final order that either of us or any of our Representatives have breached this Agreement, the breaching party will reimburse a non-breaching party for the reasonable legal fees and expenses incurred by the non-breaching party in connection with enforcing its own rights hereunder, including any appeal therefrom.

No provision in this Agreement can be waived or amended except by the mutual written consent of the Company and of Weisman Group, which consent shall explicitly make such waiver or amendment. Any attempted waiver or modification in violation of this provision shall be void.

No failure or delay by either of us in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

This Agreement and all disputes or controversies arising out of or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas, without reference to its conflicts of law principles.

Each of us hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the United States District Court for the Northern District of Texas for any actions, suits or proceedings arising out of or relating to this Agreement or, if any such action, suit or proceeding cannot be brought in such court for jurisdictional reasons, of any other state or federal court within the State of Texas, and agrees (i) not to commence any action, suit or proceeding relating thereto except in such courts, (ii) to waive any defenses as to personal jurisdiction of such courts and (iii) that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any such action, suit or proceeding brought in any such court, provided, that nothing herein shall affect the right to effect service of process in any other manner permitted by law. Each of us hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in the United States District Court for the Northern District of Texas or, if any such action, suit or proceeding cannot be brought in such court for jurisdictional reasons, of any other state or federal court within the State of Texas, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

 6

You hereby acknowledge that you are aware, and that you will advise your Representatives who are informed as to the matters which are the subject of this Agreement, that the United States securities laws prohibit any person who has received from an issuer material, non-public information concerning the matters which are the subject of this Agreement from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

The provisions of this Agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

This Agreement may be executed by original, PDF or facsimile signature and in any number of counterparts. Each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.

This Agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by either party without the express written consent of the other party; provided, however, that the Company may assign or otherwise transfer the Company’s rights hereunder to any legal successor to or acquirer of the Company without your consent.

[signature page follows]

 7

Please confirm your agreement with the foregoing by signing and returning one copy of this Agreement to the undersigned, whereupon this Agreement shall become a binding agreement between the parties.

Very truly yours,

ASHFORD HOSPITALITY PRIME, INC.

By:
	Name:	Monty J. Bennett
	Title:	Chief Executive Officer

Accepted and agreed as of the
  date first written above:

WEISMAN GROUP, LLC
(on behalf of itself and its applicable Representatives)

By:
	Name:	Lyle Weisman
	Title:	Manager

~~[~~HERTZ INVESTMENT GROUP~~]~~ LLC
(on behalf of itself and its applicable Representatives)

By:
Name:
Title:

 8